600 Travis, Suite 4200 Houston, Texas 77002 713.220.4200 Phone 713.220.4285 Fax andrewskurth.com

March 2, 2007

Mr. H. Christopher Owings

Assistant Director

Securities and Exchange Commission

100 F Street NE, Mail Stop 3561

Washington, D.C. 20549-7010

Re:	Cheniere Energy Partners, L.P.

Amendment No. 2 to Registration Statement on Form S-1

Filed February 14, 2007

File No. 333-139572

Dear Mr. Owings:

On behalf of Cheniere Energy Partners, L.P., a Delaware limited partnership (the “Registrant), we enclose the responses of the Registrant to comments received from the staff of the Division of Corporation Finance of the Securities and Exchange Commission by letter dated March 1, 2007, with respect to the Registrant’s Amendment No. 2 to Form S-1 (File No. 333-139572). For your convenience, the responses are prefaced by the exact text of the Staff’s corresponding comment.

In connection with the Staff’s comment 7, we hereby confirm that the reference in our legal opinion to the “Delaware Revised Uniform Limited Partnership Act” includes the statutory provisions, all applicable provisions of the Delaware constitution and the reported judicial decisions interpreting the foregoing.

Please let us know if you have any questions or if we can provide additional information or otherwise be of assistance in expediting the review process.

Sincerely,

/s/ Meredith S. Mouer
Meredith S. Mouer

cc:	Don A. Turkleson (Cheniere Energy Partners, L.P.)

Joshua Davidson (Baker Botts L.L.P.)

Austin         Beijing         Dallas         Houston         London         Los Angeles         New York         The Woodlands         Washington, DC

Cheniere Energy Partners, L.P.

Form S-1 (File No. 333-139572)

Registrant’s Responses to

SEC Comment Letter dated March 1, 2007

Artworks

1.	Please make clear in the caption to the artwork that the terminals are not expected to be completed until the second quarter of 2008.

Response:

We have revised the artwork in the document in response to this comment to clarify that the artist rendition depicts the Sabine Pass LNG receiving terminal upon completion of Phase 2 – Stage 1 in the third quarter of March 2009.

Select Financial Data of Our Combined Predecessor Entities, page 17

2.	Please update the tables on pages 17, 68, and elsewhere in your filing, to include the unaudited pro forma results for the combined predecessor entities, as applicable.

Response:

We have revised the document on pages 17 and 71 in response to this comment to include the unaudited pro forma results for the Combined Predecessor Entities.

Contractual Obligations, page 76

3.	Please include the Sabine Pass LNG G.P. management services agreement in your table and related disclosure.

Response:

We supplementally advise the Staff that we have not included the Sabine Pass LNG-GP, Inc. management services agreement in the contractual obligations table because it is an intercompany agreement, which is eliminated in consolidation. The agreement is between Sabine Pass LNG, L.P. and Sabine Pass LNG-GP, Inc., both of which are included in the Combined Predecessor Entities. Accordingly, there is no payment obligation to include in the table. Please note that we have included the contractual obligation of Sabine Pass LNG-GP, Inc. under its management services agreement with Cheniere LNG Terminals, Inc.

Notes to Combined Financial Statements. page F-7

Note 7—Debt Issuance Costs, page F-13

4.	Please disclose the senior notes coverage deficiency in the select financial data table on page 17 and include an exhibit of the computation of the ratio of earnings to fixed charges, similar to the disclosure and exhibit in the Sabine Pass LNG, L.P. registration statement. See Items 503(d) and 601(a)(12) of Regulation S-K.

Cheniere Energy Partners, L.P.

Form S-1 (File No. 333-139572)

Registrant’s Responses to

SEC Comment Letter dated March 1, 2007

Response:

We have revised the document on pages 17 and 71 and filed an Exhibit 12.1 in response to this comment to include the ratio of earnings to fixed charges information.

Unaudited Pro Forma Combined Condensed Balance Sheet, Page F-23

5.	Please tell us if you intend to disclose the subordinated units as convertible in future audited balance sheets. We refer you to Note 4 which discloses these units will convert into common units at the end of the subordination period. See Rule 5-02.30 of Regulation S-X.

Response:

We supplementally advise the Staff that we do intend to disclose the subordinated units as convertible in future audited balance sheets.

Unaudited Pro Forma Combined Condensed Statement of Operations, page -24

6.	We note that common and subordinated unit holders are entitled to participate differently in the distribution reserve until the end of the subordination period. For example, you disclose that common unit holders receive a full quarterly distribution, plus arrearages, before subordinated unit holders may participate in cash distributions. We refer you to page 50 and the tabular forecast for available cash distributions on page 53. Please tell us your consideration of the applicability of the two-class method on the pro forma and future earnings per unit (EPU) presentations. See EITF 03-6. Accordingly, please advise or revise your pro forma EPU presentation to separately present EPU for common and subordinated unit holders based on contractual participation rights. Please also expand the loss per unit disclosure to discuss the application of the two-class method between common and subordinated unit holders.

Response:

We believe that net income per limited partner unit should be calculated in accordance with Emerging Issues Task Force Issue No. 03-6 (EITF No. 03-6), Participating Securities and the Two-Class Method under Financial Accounting Standards Board (FASB) Statement No. 128 when applicable. For periods in which a net loss is reported, the general partner and limited partners’ share of the net loss of the partnership is allocated between the general partner and holders of the common and subordinated units on the basis of their relative ownership interests as provided in the partnership agreement.

Cheniere Energy Partners, L.P.

Form S-1 (File No. 333-139572)

Registrant’s Responses to

SEC Comment Letter dated March 1, 2007

During the subordination period, although the partnership may report net earnings, distributions to the subordinated units and common units may be disproportionate to their relative ownership interests. This may occur when distributable cash is insufficient to make the initial quarterly distributions of $0.425 per unit to both the common and subordinated unitholders including any arrearages owed the common unitholders. In this situation, the allocation of undistributed earnings with respect to the common and subordinated units would be in accordance with the contractual participation rights specified in the partnership agreement. To the extent that the quarterly distribution exceeds certain thresholds, the general partner is entitled to certain incentive distributions, which will result in less income proportionately being allocated to the holders of the common units and subordinated units. For the purposes of EITF No. 03-6, the general partner’s incentive distributions are considered participating securities and will reduce earnings per unit of the limited partners.

We have revised the pro forma loss per unit presentation on page F-26 of the document to separately present the loss per unit for the common and subordinated unitholders. We have also expanded Note 3 – Pro forma Net Loss on page F-27 of the document to discuss the application of the two-class method between common and subordinated unitholders as well as the general partner incentive distribution rights.

Exhibit 5.1

7.	The legal opinion refers to the “Delaware Revised Uniform Limited Partnership Act.” Please have counsel confirm for us in writing that the legality opinion concurs with our understanding that the reference and limitation to the Delaware Revised Uniform Limited Partnership Act includes the statutory provisions and also all applicable provisions of the Delaware Constitution and the reported judicial cases interpreting those laws currently in effect. Please file this confirmation as correspondence on the EDGAR system.

Response:

Andrews Kurth LLP has confirmed in a letter provided to the Staff that the reference in its legal opinion to the Delaware Revised Uniform Limited Partnership Act includes the statutory provisions, all applicable provisions of the Delaware constitution and the reported judicial cases interpreting the foregoing.

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